REMSleep Holdings, Inc.

2202 N. West Shore Blvd, Suite 200

Tampa, FL 33607

T: (515) 490-9067

March 31, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Scott Anderegg, Staff Attorney

Jennifer Lopez-Molina, Staff Counsel

Re:	Qualification Request Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A File No. 024-11092

Ladies and Gentlemen:

We respectfully request that the above-referenced Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A filed with the Securities and Exchange Commission (the “Commission”) on March 24, 2020 be declared qualified by the Commission under Rule 252(e) of Regulation A promulgated under the Securities Act of 1933, as amended, at 5:30 PM (ET) on Tuesday, March 31, 2020, or as soon thereafter as is practicable.

In making this request, the Company acknowledges the following:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

REMSLEEP HOLDINGS, INC.

By: /s/ Thomas J. Wood

Thomas J. Wood

Chief Executive Officer

(Principal Executive Officer)